UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67721 |

## FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025** AND ENDING **12/31/2025**

MM/DD/YY                                      MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Blaylock Van, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**600 Lexington Avenue, 3rd Floor**

(No. and Street)

| **New York** | **NY** | **10022** |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

**Alexander Ciulla**

| (Name) | (Area Code – Telephone Number) | (Email Address) |
|---|---|---|

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**APRIO, LLP**

(Name – if individual, state last, first, and middle name)

| **350 Fifth Avenue, Suite 4320** | **New York** | **NY** | **10118** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |
| **11/25/2003** | | **926** | |
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) | |

### FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Eric Standifer _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Blaylock Van, LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO

_____
Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# BLAYLOCK VAN, LLC

Statement of Financial Condition
and
Report of Independent Registered Public Accounting Firm
As of December 31, 2025

BLAYLOCK VAN, LLC

Contents:



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Blaylock Van, LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Blaylock Van, LLC, (the "Company"), as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Blaylock Van, LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Very truly yours,

*Aprio, LLP*

Aprio, LLP

We have served as Blaylock Van, LLC's auditor since 2025.

New York, New York

March 4, 2026

BLAYLOCK VAN, LLC
Statement of Financial Condition
December 31, 2025

### Assets

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 1,767,871 |
| Receivables from clearing broker, including clearing deposit of $615,440 | | 5,298,480 |
| Investment banking, commissions and other receivables, net | | 855,396 |
| Securities owned at fair value | | 17,445,896 |
| Right of use assets | | 884,386 |
| Other assets | | 165,844 |
| Total assets | $ | 26,417,873 |

### Liabilities and Members' Equity

#### Liabilities

| | |
|---|---|
| Accounts payable and accrued expenses | 2,624,052 |
| Lease liabilities | 1,013,179 |
| Total liabilities | 3,637,231 |
| Liabilities subordinated to claims of general creditors | 2,500,000 |

#### Members' Equity

| | |
|---|---|
| Members' Equity | 20,280,642 |
| Total Members' equity | 20,280,642 |
| Total liabilities and members' equity | $ 26,417,873 |

See accompanying notes.

## 1. Nature of business and summary of significant accounting policies

*Nature of Business and Organization*

Blaylock Van, LLC, (the "Company" or "BV") is a limited liability company which was organized under the laws of the State of California on March 26, 2007. The Company's primary offices are located in New York, NY, Oakland, CA, and Chicago, IL. The Company became registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and attained membership in the Financial Industry Regulatory Authority, Inc. ("FINRA") on December 21, 2007, and commenced operations on January 1, 2008.

BV's operations consist of distributing and underwriting debt and equity securities, including investment banking, municipal, and taxable fixed-income products, to institutional investors, with expertise in mortgage-backed, asset-backed, government agency, corporate, municipal and equity securities. BV periodically trades on its own account, typically in municipal and corporate positions, and may incur trading gains and losses. Additional sources of revenue come from commissions from agency transactions in equity, municipal and fixed income securities.

## 2. Summary of Significant Accounting Policies

*Basis of Presentation*

The accompanying financial statement is presented in U.S. Dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

*Cash and Cash Equivalents*

The Company considers money market accounts maintained at financial institutions and purchased with an original maturity date of less than 90 days to be cash equivalents.

*Receivables from Clearing Broker*

The Company has a clearing agreement with Pershing LLC (the "Clearing Broker"). The Clearing Broker clears all securities transactions on behalf of the Company. The Company is required to maintain certain deposit levels with the Clearing Broker. Amounts due from the broker may be restricted to the extent that they serve as deposits for securities sold short.

**2. Summary of Significant Accounting Policies (continued)**

*Valuation Techniques*

The Company values securities owned, and securities sold, not yet purchased, that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. (See Note 3).

*Securities Transactions*

Transactions in securities are recorded on a trade-date basis. Securities owned are carried at fair value, with both unrealized gains and losses from changes in fair value and realized gains and losses on sales recognized in the statement of operations as gain on firm securities trading accounts. Fair value is determined in accordance with ASC 820, Fair Value Measurement, and additional information about the fair value hierarchy (Levels 1, 2, and 3) is provided in Note 3.

*Income Taxes*

The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

The Company is subject to the New York City Unincorporated Business Tax, City of Oakland Business Tax, Illinois Replacement Tax, State of Georgia Corporate Tax and Texas Franchise Tax.

The Company has adopted the provisions of ASC 740-10 Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position"). Uncertain Tax Position prescribes recognition thresholds that must be met before a tax position is recognized in the financial statement and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Uncertain Tax Position, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. On December 31, 2025, management determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal, state, and local income tax audits for all periods subsequent to 2021. The Company follows the asset-liability method of accounting for deferred income taxes. There are no deferred tax assets or liabilities recognized in the accompanying statement of financial condition as amounts are deemed to be immaterial and are not expected to have any future tax consequences.

**2. Summary of Significant Accounting Policies (continued)**

*Use of Estimates*

The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**3. Fair Value**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the input market participants would use in pricing the asset or liability developed based on the best information available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

 Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction.

**3. Fair Value (continued)**

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level of input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The following table presents the Company's fair value hierarchy for securities owned, measured at fair value, as of December 31, 2025.

| | Level 1 Valuation | Level 2 Valuation | Level 3 Valuation | Balance as of December 31, 2025 |
|---|---|---|---|---|
| Securities owned, at fair value | | | | |
| U.S. government money market funds | $ 8,883,242 | | | $ 8,883,242 |
| State and municipal obligations | | 8,561,953 | | 8,561,953 |
| | $ 8,883,242 | $ 8,561,953 | - | $ 17,445,195 |

**3. Fair Value (continued)**

The securities owned have a maturity of approximately 20 years for municipal securities. U.S. government money market funds typically hold very short-term, highly liquid securities with maturities of 90 days or less, with a weighted average maturity of 60 days or less per SEC regulations.

Cash and cash equivalents, receivables from clearing organizations, deposits with clearing organizations, other receivables, right of use assets, other assets, accounts payable and accrued expenses, and liabilities are all recorded at the contractual amounts, which approximates fair value. These financial instruments are generally short-term in nature and have approximate market rates.

**4. Lease Commitments**

The Company leases two offices in Oakland and New York City under non-cancelable operating leases. The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes a lease liability and right-of-use asset (ROU) on its balance sheet based on the present value of future lease payments.

The Company uses an incremental borrowing rate of 8.5% based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments).

Maturity of the office space lease liability under the non-cancelable operating lease is as follows:

### NY Lease

| Year of Payment | Amount | |
|---|---|---|
| 2026 | $ | 353,260 |
| 2027 | | 353,260 |
| 2028 | | 323,822 |
| Total undiscounted cash flows | $ | 1,030,342 |
| | | |
| Less: imputed interest | | (120,624) |
| Present value of lease liability | $ | 909,718 |
| Weighted average discount rate | | 8.50% |

### Oakland Lease

| Year of Payment | Amount | |
|---|---|---|
| 2026 | $ | 107,910 |
| Total undiscounted cash flows | | 107,910 |
| Less: imputed interest | | (4,449) |
| Present value of lease liability | $ | 103,461 |
| Weighted average discount rate | | 8.50% |

**4. Lease Commitments (continued)**

The Company's office space lease requires it to make variable payments for the Company's proportionate share of operating expenses (i.e. property taxes, insurance, and common area maintenance). These variable lease payments are not included in lease payments used to determine lease liability and are thus recognized as variable costs when incurred. Included in the statement of financial condition is approximately $90,346 pledged as security deposits for office lease.

**5. Fixed Assets**

As of December 31, 2025, the Company had fully depreciated property and equipment totaling $401,150, while a portion of the undisposed property and equipment remain in use.

**6. Liabilities Subordinated to Claims of General Creditors**

*Subordinated Loan Agreements*
The Company has a subordinated loan with a counterparty evidenced by agreements approved by FINRA as acceptable net capital. On December 22, 2025, FINRA approved an amendment for a maturity date extension through December 31, 2029. The loan bears interest of approximately 8%, payable quarterly. As of December 31, 2025, the interest payable on this loan was $20,000 included in accrued expenses.

The Company has a second subordinated loan with another counterparty, as approved by FINRA. The loan automatically extends on July 21, 2026 for an additional year. The lender must terminate the loan 12 months before the next renewal date. The loan bears interest per the subordinated loan agreement on an annual basis, payable quarterly. As of December 31, 2025, the interest payable on this loan was $29,906 included in accrued expenses.

To the extent that such borrowings are required for the company's continued compliance with net capital, they may not be repaid.

**7. Members' Equity**

As of December 31, 2025, the equity of the Company consisted of 3 classes, Class A, Class B and Class C shares.

Class A members' voting interest is directly proportional to each member's Class A shares. As of December 31, 2025, Robert Van Securities, Inc. (RVSI) owns 99.8% of Class A shares, which represents approximately a 63% membership interest in the Company. The rest of the shares of Class A are owned by David & Alena Goeddel – 0.1% and Kalispel – 0.1%. Class B and Class C members do not have any voting rights. Class B and Class C shares represent only an economic interest in the profits and losses of the Company, except for other such rights that may expressly be granted to such Class B and Class C members in accordance with the Operating Agreement (the "Agreement"), as amended. As of December 31, 2025, Blaylock & Co. ("B&C") owns 100% of Class B shares, which represents approximately a 36% membership interest in the Company. Jamaica Money Market Bank ("JMMB") owns 100% of Class C shares, which represents approximately a 1% membership interest of the Company.

For Class A, B, and C, net profits are first allocated to members in reverse order and in proportion to any net losses previously allocated, until the cumulative net profits are allocated equal to the cumulative net losses previously allocated to such members. Thereafter, net profits are allocated to the members in the same ratio and order, as distributions are required to be made. Net losses are first allocated to Class A, B, and C members in proportion to the respective share percentage interests.

In the event that a Class A, B, or C member has a negative balance in its capital account at the time such net loss is allocated, such member will not be allocated a net loss. Furthermore, the remaining Class A, B, and C members that have positive balances in their capital accounts will be allocated the remaining net loss in proportion to the amount of their respective capital accounts.

The Company makes distributions from net profits in such amounts and at such times as its manager determines for each year as follows: 100% of distributions are made to Class A, B and C members in proportion to their share percentage interest until such time as such members have received an amount per share equal to the fixed preferred distribution; distributions are then made equally among all members in proportion to their respective share percentage interest. For the year ended December 31, 2025, the Company made distributions to Class A in the amount of $600,000.

## 8. Benefit Plans

*Defined Contribution Plan*

The Company sponsors a 401(k) defined contribution plan ("DC Plan") that provides for a dollar-for-dollar employer matching contribution of 50% of the employee's contribution up to a maximum employee contribution of 10%. Employees are eligible after 90 days of employment and become fully vested on a graded vesting schedule in employer matching contributions after five years of employment.

The Company has elected discretionary matching contributions equal to a uniform percentage of employee salary deferrals to be determined each year and to be adjusted quarterly in terms of determination, calculation and frequency. There were no Company 401(k) matching contributions for the year ended December 31, 2025. In 2025 employees were able to defer up to $23,500 (plus $7,500 for employees over the age of 50) of their yearly pay as a pre-tax investment in the 401(k) plan, in accordance with limits set by the IRS.

## 9. Net Capital Requirement and Computation

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Additionally, equity capital may not be withdrawn, nor cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2025, the Company's net capital was approximately $20,699,870 which was approximately $20,516,347 in excess of its minimum requirements of $183,523.

## 10. Exemption from SEC Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of subparagraph (k)(2)(ii) and, (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3).

## 11. Off-Balance Sheet Risk

Pursuant to its clearance agreements, the Company introduces all customer security transactions to the Clearing Broker on a fully disclosed basis. All customer money balances and long and short security positions are carried on the books of the Clearing Broker. In accordance with the clearance agreements, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice, the Company and the Clearing Broker monitor collateral on the customers' accounts. In addition, the receivables from the Clearing Broker are pursuant to these clearance agreements and include clearing deposits of approximately $615,440.

**11. Off-Balance Sheet Risk (continued)**

In the normal course of its operations, the Company may enter into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

**12. Concentrations of Credit Risk**

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations, and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per deposition per institution. At certain points during the year, account balances may have exceeded insured limits, but the Company has not incurred any associated credit losses.

**13. Commitments, Contingencies, and Indemnifications**

*Commitments*

The Company has contractual commitments for certain market data services for periods not to exceed three years from the balance sheet date. Amounts committed are approximately $1,151,735, $647,697 and $83,720 for the years ended December 31, 2026, 2027, and 2028, respectively.

*Contingencies*

In the normal course of business, the Company has been named as a defendant in various legal and regulatory matters, including employment related disputes, customer complaints, and regulatory inquiries or examinations. The Company evaluates these matters in accordance with ASC 450, Contingencies, recognizing a liability when a loss is considered probable, and the amount can be reasonably estimated. Management believes that, based on currently available information, the ultimate resolution of these matters is not expected to have a material impact on the Company's financial statement. However, the outcomes of such matters are inherently uncertain, and additional losses could occur. No liabilities have been recorded for matters where a loss is not considered probable or cannot be reasonably estimated.

**13. Commitments, Contingencies, and Indemnifications (continued)**

_Indemnifications_

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed, or payments are withheld, due either to a change in or adverse application of certain tax laws.

These indemnifications generally are standard contractual terms and are entered into during normal course of business.

**14. Segment Reporting**

The Company conducts its business activities and reports financial results as multiple reportable segments based on geographic locations, New York ("NY") and Oakland, California ("Oakland").

The Company has appointed the Chief Executive Officer as the Chief Operating Decision Maker ("CODM"). The CODM reviews financial information presented on a consolidated basis, accompanied by disaggregated information about revenues, expenses, and net income by segment, for the purposes of allocating resources and evaluating financial performance. The nature of business and accounting policies of the segments are the same as described in the organization and nature of business and summary of significant accounting policies.

**15. Subsequent Events**

The Company has evaluated and noted no events or transactions between the period of December 31, 2025, through March 4, 2026, that would require recognition or disclosure in the financial statement.